Exhibit 12.1

	The Company			The Predecessor
	January 1, 2011 to March 31, 2011	April 28, 2010 to December 31, 2010	January 1, 2010 to April 27, 2010	Year Ended December 31,
				2009	2008	2007	2006
Calculation of Earnings:
Add:
Net (loss) income attributable to Excel Trust, Inc. and Excel Trust, Inc. Predecessor	$(29)	$(3,859)	$(134)	$243	$(382)	$111	$35
Fixed charges (see below)	2,585	3,692	589	1,641	1,947	1,641	1,201

Subtract:
Interest capitalized	(20)	—	(106)	(282)	(354)	(48)	—

Total (deficit) earnings before fixed charges	2,536	(167)	349	1,602	1,211	1,704	1,236

Fixed charges:
Interest expense	2,536	3,692	483	1,359	1,593	1,593	1,201
Interest capitalized	20	—	106	282	354	48	—

Total fixed charges	2,585	3,692	589	1,641	1,947	1,641	1,201

Ratio of earnings to fixed charges	0.98	(0.05)	0.59	0.98	0.62	1.04	1.03

Preferred stock dividends:

Ratio of earnings to combined fixed charges and preferred stock dividends	0.80	(0.05)	0.59	0.98	0.62	1.04	1.03

Preferred stock dividends	$603	$—	$—	$—	$—	$—	$—